Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	Mar. 31,	September 30,
(Thousands of Dollars)	2013	2012	2011	2010	2009	2008
Income from continuing operations before interest
charges and income taxes	$113,225	$113,875	$118,424	$107,986	$126,517	$113,228
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,710	1,591	1,799	1,825	1,833	1,691
Total Earnings	$114,935	$115,466	$120,223	$109,811	$128,350	$114,919

Interest on long-term debt	$22,605	$22,958	$23,161	$24,583	$24,583	$19,851
Other interest	2,477	1,988	2,256	2,269	5,163	9,626
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,710	1,591	1,799	1,825	1,833	1,691
Total Fixed Charges	$26,792	$26,537	$27,216	$28,677	$31,579	$31,168
Ratio of Earnings to Fixed
Charges	4.29	4.35	4.42	3.83	4.06	3.69